File No. 70-9049

               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            FORM U-1



                         AMENDMENT NO. 5

                               To

                     APPLICATION-DECLARATION

                              Under

         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                       Entergy Corporation
                        639 Loyola Avenue
                      New Orleans, LA 70113

             (Name of company filing this statement
           and address of principal executive offices)



                       Entergy Corporation


        (Name of top registered holding company parent of each applicant or declarant)



C. John Wilder                        Geoffrey D. Roberts
Executive Vice President              President
  and Chief Financial Officer         Entergy Enterprises, Inc.
Entergy Corporation                   Parkwood Two Building
639 Loyola Avenue                     10055 Grogan's Mill Road
New Orleans, LA  70113                Suite 400
                                      The Woodlands, TX  77380

           (Names and addresses of agents for service)


     The Commission is also requested to send copies of any communications in connection with this matter to:

Frederick F. Nugent, Esq.                 Laurence M. Hamric, Esq.
General Counsel                           Associate General Counsel
Entergy Power Development Corporation     Entergy Services, Inc.
Parkwood Two Building                     639 Loyola Avenue
10055 Grogan's Mill Road                  New Orleans, LA 70113
Suite 400
The Woodlands, TX  77350

Thomas C. Havens, Esq.                    Kent R. Foster, Esq.
Whitman Breed Abbott & Morgan LLP         Entergy Services, Inc.
200 Park Avenue                           P.O. Box 8082
New York, NY 10166                        Little  Rock, AR 72203

Item 1.   Description of Proposed Transaction.

     Item 1 of the Application-Declaration in this File, as previously amended, is hereby further amended and restated to read in its entirety as follows:

     "Entergy Corporation ("Entergy"), a Delaware corporation and a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), hereby requests the approval of the Securities and Exchange Commission (the "Commission") for a modification to the condition in Rule 53(a)(1) under the Act so that Entergy may provide guarantees and use the proceeds of other securities issuances by Entergy (in each case, to the extent authorized from time to time by the Commission under the Act) to invest in "exempt wholesale generators" ("EWGs"), as defined in Section 32 (a) of the Act, and "foreign utility companies" ("FUCOs"), as defined in Section 33 (a) of the Act (EWGs and FUCOs, collectively, "Exempt Projects") in amounts which, when added to Entergy's "aggregate investment" at any time in Exempt Projects, would not exceed Entergy's "consolidated retained earnings".<FN1>

     I.   Background.

     A.   The Entergy System.

     Entergy and its various direct and indirect subsidiary companies comprise the Entergy System (the "Entergy System" or "System"), which currently consists of: (1) five domestic retail electric utility companies - Entergy Arkansas, Inc. ("Entergy Arkansas"), Entergy Gulf States, Inc. ("Entergy Gulf States"), Entergy Louisiana, Inc. ("Entergy Louisiana"), Entergy Mississippi, Inc. ("Entergy Mississippi") and Entergy New Orleans, Inc. ("Entergy New Orleans") (such companies are sometimes referred to herein, collectively, as the "System operating companies"); (2) a domestic wholesale electric generating company that sells power to the System operating companies (other than Entergy Gulf States) - System Energy Resources, Inc.; (3) a company that provides administrative and other services primarily to the System operating companies - Entergy Services, Inc.; (4) a company that provides management, operations and maintenance services for the System's nuclear facilities - Entergy Operations, Inc.; (5) a company that primarily implements and/or maintains certain fuel supply programs for the System operating companies - System Fuels, Inc.;
(6) a company that markets and sells its electric generating capacity and energy to non-associate purchasers in the domestic bulk power markets - Entergy Power, Inc.; (7) a company that develops energy and energy-related projects and businesses on behalf of the Entergy System, and markets skills and intellectual property developed or acquired by System companies - Entergy Enterprises, Inc. ("Entergy Enterprises"); (8) a company that provides operations, maintenance and management services relating to nuclear generating facilities owned by non-affiliates and affiliated EWGs - Entergy Nuclear, Inc.; (9) a company primarily engaged in the marketing and brokering of electricity, gas and other energy commodities - Entergy Power Marketing Corporation; and (10) various other subsidiary companies formed to develop, acquire and own Entergy's interests in domestic and foreign Exempt Projects, energy-related and telecommunications businesses.

     Entergy, through its domestic public utility subsidiaries and its Exempt Projects, is engaged principally in the generation, transmission, distribution and sale of electricity at retail and wholesale and the purchase of electricity at wholesale. Entergy's domestic retail public utility companies provide electric service to approximately 2.5 million customers, primarily in portions of the states of Arkansas, Louisiana, Mississippi and Texas, and retail gas service in and around Baton Rouge, Louisiana and in New Orleans, Louisiana.

     Each of the System operating companies is subject to regulation by state and/or local regulatory authorities. Specifically, (1) Entergy Arkansas is subject to the jurisdiction of the Arkansas Public Service Commission (the "APSC") and the Tennessee Public Service Commission,<FN2> (2) Entergy Gulf States is subject to the jurisdiction of the Public Utility Commission of Texas (the "PUCT"), the Louisiana Public Service Commission (the "LPSC") and certain municipalities in Texas, (3) Entergy
Louisiana is subject to the jurisdiction of the LPSC and the Council of the City of New Orleans, Louisiana (the "CNO"), (4) Entergy Mississippi is subject to the jurisdiction of the Mississippi Public Service Commission (the "MPSC") and (5)
Entergy New Orleans is subject to the jurisdiction of the CNO.
The APSC, CNO, LPSC, MPSC and PUCT are sometimes referred to herein, collectively, as the "State Regulators".

     B. Development of Exempt Projects.

     Since 1992, Entergy, through Entergy Enterprises and certain other non-utility affiliates (Entergy Enterprises and such affiliates are sometimes referred to herein, collectively, as "Entergy Wholesale Operations" or "EWO"), has been actively engaged in the development and acquisition of domestic and foreign Exempt Projects.<FN3> Entergy's global power development business is focused on building or acquiring power generation facilities principally in North America and Europe, as well as, to a lesser extent, in Latin America. In this regard, Entergy's management recently announced a $9.8 billion capital investment plan for 2000-2004 that includes investments of approximately $3.9 billion in global power development and approximately $1.7 billion for the acquisition of nuclear generating facilities from non-affiliates. Entergy's goal is to create a diversified portfolio of generating assets by adding 1,500 MW of new electric generating capacity and acquiring 1,000 MW of nuclear capacity each year, beginning in 2000.

     The most significant of Entergy's existing investments in Exempt Projects consist of the following:

     (1) Entergy Power Development Corporation ("EPDC"), a wholly-owned subsidiary of Entergy, is a FUCO that develops, acquires and holds, through various direct and indirect FUCO subsidiaries, certain of Entergy's investments in FUCOs. Entergy's aggregate investment in EPDC is approximately $178 million.<FN4> EPDC's FUCO investments currently consist of the following:

     (a) a 20.82% interest, held through its wholly-owned subsidiary EP Edegel, Inc., in Edegel S.A. ("Edegel"), which owns five hydroelectric generating stations (with an aggregate installed capacity of 547 MW), one 260 MW thermal electric generating station and 576 kilometers of interconnecting transmission lines near Lima, Peru; Entergy's aggregate investment in Edegel is approximately $100 million;

     (b) a 4.8% interest, held through its wholly-owned subsidiary Entergy Pakistan, Ltd., in The Hub Power Company, Ltd. ("Hub Power"), which owns and operates a 1,292 MW steam electric generating facility in Pakistan; Entergy's aggregate investment in Hub Power is approximately $14.7 million;

     (c) a 25% economic interest, held through its wholly-owned subsidiary Entergy Power Chile, Inc., in Compania Electrica San Isidro S.A. ("San Isidro"), which owns and operates a 370 MW combined-cycle electric generating plant located near Santiago, Chile; Entergy's aggregate investment in San Isidro is approximately $15.6 million;

     (d) a 6% interest, held through its wholly-owned subsidiary Entergy S.A., in Central Costanera S.A. ("Costanera"), a company which owns and operates an electric generating station with a total installed capacity of 1,260 MW located in Buenos Aires, Argentina, representing an aggregate investment by Entergy of approximately $10.5 million;

     (e) an aggregate 10.86% interest, held through Costanera and EPDC's wholly-owned subsidiary Entergy Power CBA Holding Ltd., in Central Termoelectric Buenos Aires, S.A., which owns a 220 MW gas-fired, combined cycle turbine generator located at the site of the Costanera power plant in Buenos Aires, Argentina, representing an aggregate investment by Entergy of approximately $3.7 million;

     (f) a 100% interest, held through its wholly-owned subsidiary Entergy Power Damhead Creek Holding I, Ltd., in Damhead Creek Limited ("Damhead Creek"), which will own a 740 MW (nominal) gas-fired, combined cycle electric generating facility currently under construction in the County of Kent, England; Entergy's aggregate investment in Damhead Creek is estimated to be approximately $52 million; and

     (g) a 100% interest, held through its wholly-owned subsidiary Entergy Power Saltend, Ltd., in Saltend Cogeneration Company Limited ("Saltend Cogen"), which will own a 1,200 MW (nominal) gas-fired, combined cycle electric generating facility currently under construction in the County of Hull, England; Entergy's aggregate investment in Saltend Cogen is estimated to be approximately $72 million.

     (2) Entergy Nuclear Generation Corporation ("ENGC"), an indirect wholly-owned subsidiary of Entergy, is an EWG formed to acquire, own and operate the Pilgrim Nuclear Power Station, a 670 MW nuclear plant located in Plymouth, Massachusetts, which ENGC purchased from Boston Edison Company in July 1999. Entergy's aggregate investment in ENGC is approximately $89 million.

     (3) Entergy International Holdings Ltd LLC ("EIH"), a wholly-owned subsidiary of Entergy, is a FUCO formed to develop, acquire and hold, through various direct and indirect FUCO subsidiaries, Entergy's investment in certain FUCOs. Entergy's aggregate investment in EIH is approximately $535 million (consisting principally of proceeds from the sales in 1998 of Entergy's investments in London Electricity plc and CitiPower Pty.).

     (4) Entergy Power Operations Corporation ("EPOC"), a wholly-owned subsidiary of Entergy, is a FUCO formed to provide various operations and maintenance services ("O&M Services"), directly or indirectly, to affiliated and non-affiliated power projects. EPOC's wholly-owned subsidiary Entergy Power Operations Pakistan Ltd. ("EPOP") is a FUCO that provided O&M Services to Liberty Power, Ltd., which owns a gas-fired, combined-cycle electric generating facility located in Pakistan. Two other wholly-owned subsidiaries of EPOC, Entergy Power Operations U.K. Limited and Entergy Power Operations Damhead Creek Limited Partnership, were organized to provide O&M Services to Saltend Cogen and Damhead Creek, respectively. Entergy's aggregate investment in EPOP is approximately $500,000.

Reference is hereby made to the relevant Certificates of Notification on Form U-57, to applications to the Federal Energy
Regulatory Commission (the "FERC") for EWG determinations and to
Entergy's Form U5S for the year ended December 31, 1999 for further information regarding Entergy's Exempt Projects.

     C. Financing of Exempt Projects.

     Entergy is currently authorized under the terms of Commission orders and supplemental orders issued in File Nos.
70-8839, 70-8903 and 70-9123 (collectively, the "Financing
Orders") to finance the acquisition of Exempt Projects by issuing and/or selling debt and equity securities. Entergy's authorization under the Financing Orders may be summarized as follows:

     (1) File No. 70-8839. Pursuant to the Commission's orders dated June 6, 1996 (HCAR No. 26541) and March 25, 1997 (HCAR No. 26693), Entergy is authorized to issue and sell up to an aggregate of thirty million shares of its authorized but unissued common stock, par value $0.01 per share ("Common Stock") pursuant to its Dividend Reinvestment and Stock Purchase Plan (the "DRIP"). Proceeds from the issuance and sale of Common Stock under the DRIP may be used for general corporate purposes, including investments in Exempt Projects (subject to any requisite Commission approval and to compliance with Rule 53). From June 1996 through December 31, 1999, Entergy had sold a total of 16,770,812 shares of Common Stock pursuant to the DRIP.

     (2) File No. 70-8903. Pursuant to the Commission's orders dated February 26, 1997 (HCAR No. 26674) and December 22, 1999 (HCAR No. 27117), Entergy is authorized to enter into credit facilities with one or more banks pursuant to which Entergy may effect borrowings and reborrowings ("Borrowings") and issue unsecured notes in connection therewith from time to time through December 31, 2002, in an aggregate principal amount at any time outstanding not to exceed $500 million. Entergy is authorized to use the proceeds of Borrowings for general corporate purposes, including financing the acquisition of securities of, or other interests in, Exempt Projects.<FN5>

     (3)  File No. 70-9123. Pursuant to the June 1999 Order,
Entergy is authorized, among other things, to finance its investments in Exempt Projects through providing guarantees or other forms of credit support ("Guarantees") in respect of the securities or other obligations of Exempt Projects in an aggregate amount (inclusive of, among other things, any guarantees previously issued by Entergy and outstanding under a prior Commission order in such File) not to exceed $750 million.<FN6> (Such Guarantees, together with the debt and equity securities authorized under the other Financing Orders and any subsequent
Commission financing order, are sometimes referred to herein, collectively, as "Securities").

     For the reasons stated herein, Entergy requests that the Commission exempt Entergy from the requirements of Rule 53(a)(1) under the Act so that it may use the proceeds of Securities, each in accordance with and upon the terms and conditions of this Application-Declaration, the applicable Financing Order and any subsequent Commission financing order, in an aggregate amount at any time outstanding which, when added to Entergy's aggregate investment in Exempt Projects, would not at any time exceed Entergy's consolidated retained earnings. Entergy further requests that, to the extent necessary, upon the effectiveness of the authorization sought herein, the Commission's orders in Docket Nos. 70-8839, 70-8903 and 70-9123, and any applications pending in such Dockets, be deemed to be appropriately modified to permit the transactions therein authorized and/or contemplated to be consummated consistent with the authorization sought herein.

     Entergy's aggregate investment in all Exempt Projects (approximately $1,072,322,020 at December 31, 1999) represented approximately 39.7% of Entergy's consolidated retained earnings as of December 31, 1999 (approximately $2,698,573,250). Giving effect to the authorization sought in this File would allow, on a pro forma basis as of December 31, 1999, the financing by Entergy of investments in additional Exempt Projects in an amount equal to approximately $1.6 billion. Entergy is not requesting authority herein to issue any specific additional securities for purposes of financing the acquisition of Exempt Projects.

     At December 31, 1999, the outstanding amount of Guarantees provided by Entergy in respect of indebtedness or other obligations of Exempt Projects was approximately $170 million. Such amount is included in Entergy's total aggregate investment in Exempt Projects at December 31, 1999, as set forth above.

     D. Future Investments in Exempt Protects.

     In addition to the foregoing investments in Exempt Projects, Entergy is currently investigating, alone or with others, potential investments in foreign and domestic power projects. In particular, as discussed above, Entergy is focusing primarily on investment opportunities in Europe and in North America. Most of these potential domestic and foreign projects are expected to qualify as either EWGs or FUCOs. Entergy believes that the expanded authorization sought herein to use financing proceeds to invest in Exempt Projects will provide Entergy with financial flexibility necessary to pursue such investments.

     Among Entergy's most significant planned investments in Exempt Projects are the following:

     (1)  Indian Point 3/FitzPatrick Nuclear Plants.   Entergy
recently agreed to acquire two nuclear power plants from the Power Authority of the State of New York ("NYPA") - the Indian Point 3 Nuclear Power Station, a 980 MW facility located in Westchester County, New York, and the James A. FitzPatrick Nuclear Power Station, an 825 MW facility located near Oswego, New York. Under the purchase agreement, Entergy would pay NYPA $50 million in cash at closing, plus seven annual installments of approximately $108 million each commencing one year from the date of closing and eight annual installments of $20 million each
commencing eight years from the date of closing.   Entergy
anticipates that, subject to the receipt of necessary regulatory approvals, the acquisition of the NYPA nuclear facilities will close by the end of the fourth quarter of 2000.

     (2)  Freestone Project.   Entergy Wholesale Operations is
developing a 1,000 MW gas-fired, combined-cycle merchant power plant (the "Freestone Project") near Fairfield, Texas, adjacent
to Entergy Gulf States' retail service territory.   The total
cost of the Freestone Project is currently estimated to be approximately $320 million. Financial closing for the Freestone Project is expected to occur during the second half of 2000.

     (3) Warren Power Project. Entergy Wholesale Operations is developing a 300 MW gas-fired, combined cycle peaking plant (the "Warren Power Project") in Vicksburg, Mississippi, on the site of Entergy Mississippi's Baxter Wilson electric generating station. The total cost of the Warren Power Project is currently estimated to be approximately $140 million, with construction expected to commence in the third quarter of 2000.

     (4) Castelnou, Spain. Entergy Wholesale Operations is proposing to develop an 800 MW gas-fired, combined cycle power plant near Castelnou, in the Aragon region of Spain, approximately 124 miles west of Barcelona. The total cost of the project is currently estimated to be approximately $500 million, and financial close could occur as early as 2001, following receipt of governmental permits.

     (5) Maritza East III Project. Entergy Wholesale Operations is working with the National Electric Company of Bulgaria ("NEK") to modernize and upgrade Maritza East III, an 840 MW coal-fired power plant owned and operated by NEK and located in eastern Bulgaria. The total cost of the project is currently estimated to be approximately $460 million, and financial close is expected during the third quarter of 2000.

     E. Risk Profile of Entergy's Investments in Exempt Projects.


     Investments in Exempt Projects involve risks that may be different from those present in the traditional, regulated, electric utility industry. Entergy has established comprehensive procedures to identify and address (i.e., limit and/or mitigate) such risks. The following is a description of the project review process and associated risk mitigation techniques utilized by Entergy in connection with potential investments in Exempt Projects.

     (1) The Project Review Process. Every potential Exempt Project investment is subjected to a series of formal reviews to ensure the project's soundness. The process begins with a consideration of Entergy's strategic plans, which employ a variety of tools to assist in the evaluation of project risks. These tools include, among others, utilization of independent country risk analysis services, rating agency country ratings, availability of political risk insurance, and availability and cost of funds from international capital sources. Entergy's strategic plans, which are updated periodically, lead to the identification of projects and countries where project development efforts are pursued. The plans also lead to the development of budgeted levels of expenditure on foreign development activities as well as, in many cases, limits on investment in particular countries.

     Before Entergy makes any investment in an Exempt Project, an analysis of the investment opportunity, including (if applicable) the specific country risk, is first presented to executive management. If an investment in a particular foreign country is being considered, the analysis includes a review of the political and economic stability of the country, the government's commitment to private power, the legal and regulatory framework for private investment in electricity facilities and whether local business practices will support long-term investment of private capital. This careful planning and budgeting process helps to mitigate the risk of the expenditure of development funds without a realistic expectation of success in terms of both making investments in projects and in obtaining appropriate levels of non-recourse financing on commercially reasonable terms.

     Development costs which do not exceed $10 million may be approved by the president of EWO. If the cumulative amount of development costs plus investment exceeds $10 million, then the proposed investment is presented to the Entergy Corporation board of directors. At each of the above review and approval levels, there is an evaluation of the geographic region, the individual country particulars and the specific project.

     Once development of a project is undertaken, milestones are established to ensure that continuing expenditures on development are producing acceptable results. In addition, project teams are required to identify the major technical, financial, commercial and legal risks associated with their particular project and whether and how those risks have been mitigated. The members of the project team are responsible for the due diligence investigation of those risks that have been identified and must present their findings to an officer of Entergy or Entergy Enterprises with oversight responsibilities for the relevant risk factor.

     It is significant to note that the final project review process is to a large extent replicated by the lenders who agree to provide construction or permanent debt financing for Entergy's Exempt Projects, since repayment of that debt may depend solely or primarily upon the success of the particular Exempt Project. Project debt maturities are often long-term (e.g., 15 or more years), meaning that the lenders' exposure to the risks of a project extends for many years after closing or completion of construction. Typically, project debt documents require the establishment of plant overhaul, debt service and other funded reserves, all of which are designed to preserve the asset and protect the financial performance of the project against interruptions in revenues and other contingencies. Entergy's success in arranging appropriate levels of non-recourse financing for its Exempt Projects thus serves as a validation of the project review process described above. For example, the thoroughness of Entergy's review process was affirmed by the more than 60 international banks that participated in the large non-recourse debt offerings arranged by Entergy for its acquisitions of CitiPower Pty. and London Electricity plc in 1996 and 1997, respectively.

     (5)  Risk Mitigation of Exempt Projects.   Entergy carefully
evaluates the potential risks of an Exempt Project before funds are committed.

     (a)  Operating Risks.   Entergy has limited, and will
continue to confine, its project development efforts to generation technologies with which it has existing competencies in thermal generating sources such as coal, gas, nuclear or oil-fired generation, as well as hydroelectric generation. Due diligence of operating assumptions is carried out by engineers with experience in the technology being evaluated and by outside technical consultants. The risk of changes in the price of fuel is sometimes passed through to the purchaser of electricity under the negotiated terms of a power sales agreement. In certain cases (such as the Saltend Cogen project in the U.K.), the risk of fuel price fluctuation may be mitigated through hedging arrangements, such as indexing the price of fuel to the pool price of electricity or "tolling" agreements with a power purchaser. Other operating risks are covered by equipment warranties and by casualty, business interruption and other forms of insurance. Further, when an Entergy affiliate is responsible for managing the day-to-day operations of an Exempt Project in which it holds an ownership interest (such as the Saltend Cogen project), Entergy's ability to address and correct operating problems is far greater than would be the case if operating control were in the hands of a third party.

     (b) Construction Risks. Construction risks typically are addressed through fixed-price construction contracts with milestones and performance guarantees (e.g., guaranteed heat rates, availability factors), backed by appropriate levels of liquidated damages. The credit-worthiness and "track record" of the construction contractor is a very important consideration in this regard. In those cases where an affiliate of Entergy may serve as its own general construction contractor, Entergy would look to pre-negotiated cost and damage provisions from sub-contractors, including, without limitation, equipment vendors, to protect against performance shortfalls, cost overruns and schedule delays.

     (c)  Commercial Risks.   Exempt Projects often rely on
"off-take" commitments from one or more power purchasers, such as a power marketing company, to eliminate all or most of the risk of variation in revenues. In such cases, Entergy makes an assessment of the credit-worthiness of the power purchasers and/or establishes a contingency plan in the event of off-take defaults.

     With most projects operating in competitive power markets, long-term off-take contracts generally are not available and electricity prices are determined by supply and demand. EWO conducts extensive investigations of these electricity markets to ensure the viability of long-term demand. In most cases, EWO retains outside experts to provide industry data and projections. Further, EWO seeks projects that will be capable of producing electricity at or below long-run marginal costs in the region, thus assuring that the project will be a competitive supplier.

     (d)  Financial Risks.   Entergy addresses the financial
risks of Exempt Projects in a variety of ways. First, most of the permanent debt financing that has been arranged to date for Entergy's Exempt Projects is, by its express terms, non-recourse to Entergy or any associate company (other than Exempt Project companies). This means that the non-recourse debt of each Exempt Project is secured solely by its assets and revenues, and creditors have no ability to seek repayment upon default from Entergy or from any System operating company. This method of financing provides assurances that Entergy's financial exposure with respect to an Exempt Project is limited to the amount of its equity investment or commitment, and that the System operating companies and their customers bear no direct risk of loss from an Exempt Project's failure or financial distress.

     As indicated above, Entergy has, in certain instances, agreed to provide Guarantees in connection with its Exempt Projects, and Entergy may in the future determine to provide additional such Guarantees. However, these financial supports have been limited in amount (aggregating only approximately $170 million as of December 31, 1999), are carefully monitored by Entergy, and are treated as a part of Entergy's equity commitment for regulatory reporting purposes (including in calculating Entergy's aggregate investment in Exempt Projects). In those instances where there is recourse to Entergy under a Guarantee, such recourse is clearly defined and specifically limited through carefully worded provisions in the Guarantee. To date, Entergy has never been called upon to fund its obligation under any Guarantee issued with respect to an investment in an Exempt Project.

     In addition to the non-recourse nature of Exempt Project debt financing, such project debt is carefully structured to correspond to the projected revenue stream of the particular project. For example, when the value of a project depends on a fixed-price off-take contract (i.e., a power purchase contract), the project debt may be designed to match debt service with cash flows and to be of a similar term. For example, the Hub Power project has non-recourse debt with a 20-year maturity designed in light of the 25-year term of the project's power purchase agreement.

     Another financial risk is the potential variability of interest rates. This risk is addressed, in part, by borrowing, to the extent possible, on a long-term, fixed-rate basis. After contractual terms for a project have been agreed to but before financial closing, Entergy is also exposed to interest rate variability. This risk can be (and will be, upon approval of Entergy's treasury department, as noted below) mitigated by purchasing financial instruments that provide hedges against interest rate volatility.<FN7>

     (e) Foreign Currency Exchange Risk. There are several ways in which Entergy has addressed foreign currency exchange risk, depending on the status of the host country. In more developed countries, long-term currency swaps are available to provide further hedging for the equity component of the investment. In some countries, the source of revenues can be tied in other ways to the United States dollar.<FN8> For example, the capacity charge element of revenues derived by an Exempt Project may be tied to the cost of new capacity measured in United States dollars.
Project revenues may be expressed in a unit of account (i.e., a national monetary unit) which adjusts for any inflation of the local currency, thereby protecting the project against depreciation of the currency. In other cases (e.g., for the Saltend Cogen project), the non-recourse project debt is borrowed in the same currency as the project's revenues, thereby ensuring a match between debt service obligations and operating income.
In addition, in countries that do not have a history of stability in the management of their exchange policy, part or all of the revenue from an Exempt Project is payable in or indexed to hard currency (almost invariably United States dollars). For example, the revenue stream associated with the Hub Power project in Pakistan is paid in a basket of hard currencies which include United States dollars.

     (f) Legal Risks. Legal risks are addressed by careful review of any investment by legal counsel, including local and international counsel where foreign projects are concerned. Such legal reviews address legal, regulatory and permitting risks, environmental risks, the adequacy and enforceability of guarantees or other contractual undertakings of third parties, the status of title to utility property and the obligations inherent in the financing arrangements.

     In addition to the specific risks mentioned above, Exempt Project investments outside the United States can entail country-specific risks related to political or economic performance. As indicated above, EWO evaluates country risk at the outset of any project development effort and attempts to mitigate this risk through a number of measures. In addition to a general review, the country analysis focuses specifically on the country's electric sector, the government's support for private ownership in that sector, and the presence of an established and stable legal system. Most important, the country review process ensures that the political and economic stability of any country has been reviewed at several decisional levels up to and including Entergy's board of directors before any significant investment occurs.

     Moreover, at the outset of development work in a foreign country, EWO seeks local partners who are experienced in doing business in the host country. Such local partners have in the past included Endesa of Chile (in connection with Exempt Projects in Argentina, Chile and Peru), and Perez Companc of Buenos Aires (in connection with Exempt Projects in Argentina). Local partners are a very important element in mitigating the risk of future expropriation or unfair regulatory treatment. An additional mitigating factor is the participation of official or multilateral agencies in a project. When funds for an Exempt Project are supplied by government sponsored export credit agencies or other governments or institutions, such as the World Bank through its International Finance Corporation affiliate, the host country has strong incentives not to take actions that would harm a project's viability. For example, most of the debt related to the Hub Power project is guaranteed by the World Bank; without such a guaranty, the project would not have been completed. In addition, political risk can often be addressed through political risk insurance obtained from the Overseas Private Investment Corporation, a United States agency, or the multilateral Investment Guaranty Agency, a World Bank affiliate, or in the commercial insurance market. Political risk insurance is available to insure the project debt or the return of an investor's equity. One can also insure against outright expropriation, acts of civil violence or even "creeping"
nationalization brought about by punitive regulation.   EWO
typically analyzes the perceived political risk of a project and the costs associated therewith and obtains insurance when the costs associated with such risk exceed the costs of insurance coverage.

     (g) Portfolio Diversification. Apart from the detailed and comprehensive approach to the specific risks described above, Entergy's fundamental view is that the best long-term approach to managing the risk of investing in Exempt Projects is through diversifying both the type and the location of projects. In this regard, Entergy recognizes that the risks inherent in any investment cannot be eliminated entirely, even by the most careful approach to project development. Consequently, Entergy is committed to diversifying its investments across countries and regions of the world. Entergy's strategy currently is focused on investment opportunities in Europe and North America, and substantial investments have been made in the U.K. and in Latin
America, as described above.   Entergy has sold its investments
in Australia and seeks no further investments there or in Asia at this time.

     Regional diversification is important since economic and political instability, when they have occurred historically, have tended to involve multiple countries in a region. Accordingly, as indicated above, Entergy's board of directors sets limits on investment in specific countries which vary according to an assessment of the country's stability.

     Another element of Entergy's diversification policy is to achieve a balance between so-called "greenfield" projects and acquisitions of existing facilities and power systems.
Greenfield projects (such as the Damhead Creek and Saltend Cogen projects) are those that involve completely new development and construction of electric facilities, principally generating stations. Greenfield projects involve a higher degree of risk since they entail a lengthy process of development and construction. Funds are expended during the early years of such projects; return on investment is not earned until the project is in operation. Nevertheless, while these projects have higher levels of risk and deferred returns, they are important to Entergy because they generally produce higher rates of return on investment than investments in existing assets and because they lay the foundation for continued earnings growth for Entergy in the future.

     To balance these greenfield project development efforts, Entergy's development efforts also have targeted assets that are already in operation, either from existing private owners (such as Entergy's purchase of the Pilgrim nuclear plant and the planned acquisition of NYPA's nuclear plants) or through privatizations (such as Entergy's investment in Edegel). These acquisitions reduce the risk of Entergy's overall business by producing near-term earnings without significant development or construction risk. In addition, Entergy is beginning to develop "brownfield" generating projects at existing power plant sites owned by affiliates (such as Entergy Mississippi, in the case of the Warren Power project) and by non-affiliates (such as NEK, in the case of the Maritza East III project).

     The result of this balanced portfolio strategy is that Entergy is not dependent on any single country, regulatory environment or type of asset for its earnings from domestic and foreign Exempt Projects. In addition, while Entergy has successfully made significant investments in Exempt Projects which are expected to produce positive long-term results, it has also ensured that its portfolio of Exempt Projects will add cash flow and earnings for its shareholders in the immediate future, thereby supporting share value and dividend growth.

     F. Earnings from Exempt Projects.

     Entergy's investments in Exempt Projects have generated modest but important contributions to earnings. For example, for the year ended December 31, 1999, Entergy's investments in Exempt Projects increased consolidated net income by approximately $165 million. Entergy expects that its investments in Exempt Projects will continue to generate positive earnings and contribute to consolidated earnings growth in the future.

     II.  Proposed Transactions.

     As indicated above, Entergy is presently investigating a number of additional investment opportunities in domestic and foreign Exempt Projects. Entergy intends to make additional investments in Exempt Projects for a number of reasons, including the following:

     (1)   Investments in Exempt Projects are a key component of
Entergy's strategy for delivering shareholder value.   Such
investments also serve to diversify Entergy's overall utility operations and thereby reduce Entergy's asset risk as it faces increasing competitive pressures in its domestic utility business. Entergy believes that the creation and maintenance of value for its shareholders also will depend in large measure on its ability to successfully operate its core business in the United States as that business becomes subject to increasing competition. As the U.S. electric utility industry becomes more competitive, gaining experience in foreign energy markets that are largely deregulated will help increase the chances of long-
term success in the domestic utility business.   For these
reasons, Entergy has in the past pursued investments in regions or countries (such as Latin America, Australia and the United Kingdom) which had already moved to deregulate energy markets and introduce competition at the wholesale and retail levels. The lessons learned from these markets have provided Entergy with valuable insights about the features of market structures that produce efficient and equitable results for consumers and shareholders, and will help Entergy shape the evolution of competitive electric power in its service territory.

     (2) As discussed in Item 3 below, there has not been a need for any significant equity investments in any of the System operating companies in eight years, and Entergy has no current plans to purchase additional common stock of any System operating company for at least the next three years. The System operating companies' anticipated needs for capital investment in new generation, transmission and distribution facilities over the next three years are expected to be funded by net cash flow from operations and proceeds from sales of debt or preferred securities, and not through additional equity investments by Entergy. Since there is no anticipated need in the next three years for any additional equity investments in the System operating companies, further acquisitions of Exempt Projects will afford Entergy an opportunity to reinvest retained earnings in an industry sector in which Entergy has decades of experience.<FN9>

     III. Compliance With Rules 53 and 54.

     Entergy hereby represents that, pursuant to Rule 54 under the Act, all of the criteria of Rule 53(a) and (b) are satisfied. Specifically, (1) Entergy's aggregate investment in Exempt Projects at December 31, 1999 represented approximately 39.7% of Entergy's consolidated retained earnings as of December 31, 1999,
(2) Entergy maintains books and records relating to its Exempt Project investments in accordance with Rule 53(a)(2), and (3) no more than 2% of the employees of the Entergy System's domestic public utility companies render services at any one time, directly or indirectly, to Exempt Projects in which Entergy, directly or indirectly, holds an interest. Entergy hereby undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise."

Item 3.    Applicable Statutory Provisions.

     Item 3 of the Application-Declaration in this File, as previously amended, is hereby further amended and restated to read in its entirety as follows:

     "The transactions proposed herein are or may be subject to Sections 6(a), 7, 12(b), 32 and 33 of the Act and Rules 45, 53 and 54 thereunder. To the extent that the proposed transactions are considered by the Commission to require authorization, approval or exemption under any Section of the Act or rule thereunder, other than those specifically referred to above, request for such authorization, approval or exemption is hereby made.

     Rule 53 provides that, if each of the conditions of paragraph (a) thereof is met, and none of the conditions of paragraph (b) thereof is applicable<FN10>, then the Commission may not make certain adverse findings under Sections 7 and 12 of the Act in determining whether to approve a proposal by a registered holding company to issue securities in order to finance an investment in any EWG or to guaranty the securities of any EWG.

     Rule 53(c) states that if a registered holding company is unable to satisfy the requirements of paragraph (a) of Rule 53, such company must "affirmatively demonstrate", in connection with a proposal to issue and sell securities to finance an investment in any EWG, or to guarantee the securities of any EWG, that such proposal:

          (1) will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

          (2) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

     Entergy addresses each of these requirements as follows:

          (3) The use of proceeds from the issuance and sale of securities (including guarantees) to make investments in Exempt Projects in amounts which would cause Entergy's aggregate investment in Exempt Projects to exceed 50% (but not 100%) of Entergy's consolidated retained earnings should not have a "substantial adverse impact" on the financial integrity of the Entergy System.

     (a) Aggregate investments in Exempt Projects in amounts up to 100% of Entergy's consolidated retained earnings would still represent a relatively small commitment of capital for a company the size of Entergy, based on various key financial ratios at December 31, 1999. For example, investments in this amount would be equal to only 18.6% of Entergy's total capitalization
($14,505,090,000), 17.4% of consolidated net utility plant
($15,500,756,000), 11.7% of total consolidated assets
($22,985,087,000), and 43.8% of the market value of Entergy's outstanding Common Stock ($6,155,200,458). By way of comparison, the relevant measures for Entergy are within the ranges the Commission has found, in the cases of The Southern Company
("Southern")<FN11>, Central and South West Corporation ("CSW")<FN12>,
GPU, Inc. ("GPU")<FN13>, Cinergy, Inc. ("Cinergy")<FN14>, American Electric Power Company, Inc. ("AEP")<FN15> and New Century Energies, Inc.
("NCE")<FN16> to represent a relatively small commitment of capital. <FN17>

     (b) Entergy's consolidated retained earnings grew by an average of approximately 3.5% per year over the period of 1995 to 1999.<FN18>

     (c) Entergy's consolidated capitalization and interest coverage ratios for 1998 and 1999 were within industry ranges set by the independent debt rating agencies for BBB rated electric utility companies, as shown in the table below.<FN19>

     Actual 1998 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                       48.6 %
     EBIT/Cash Interest (times)                2.26
     Funds from  Operations/Interest (times)   3.19

     Actual 1999 Capitalization and Interest Coverage Ratios:

     Total Debt/Capital                         49.0 %
     EBIT/Cash Interest (times)                  2.25
     Funds from Operations/Interest (times)      3.12


           Industry Ratios for BBB Related Companies*


                                            Average    High       Low
     Total Debt/Capital                       52%       65%       42%
     EBIT/Cash Interest (times)               2.8       4.3       1.9
     Funds from Operations/Interest (times)   4.6       6.0       2.7


         *(Source: Moody's Investors Service Electric Utility
                           Sourcebook, October 1999)

   Entergy's consolidated capitalization ratio as of December
31, 1999 (approximately 51% equity, consisting of approximately 46% common stock and approximately 5.2% preferred stock, and approximately 49% debt, including short-term debt of approximately $315 million) is well within the industry range set by the independent debt rating agencies for BBB rated utilities (40% to 65% debt).

    (d) There is no indication that Entergy's investments in Exempt Projects have adversely affected its ability to raise common equity. Except for issuances of Common Stock pursuant to the DRIP, as described in Item 1, Entergy has not issued new common equity since 1985.

    Entergy's price-earnings and market-to-book ratios and an average of the price-earnings and market-to-book ratios for 29 U.S. electric utilities included in Standard and Poor's utility index (SPELEC) for the period 1995 through 1999 are shown below:

                      1995    1996    1997    1998    1999
P/E Ratio:
Entergy               13.7    15.1    29.1    10.4    11.4
SPELEC*               13.9    12.8    17.1    19.1    12.5
Market-to-Book Ratio:
Entergy               103%     97%    110%    108%     87%
SPELEC*               144%    137%    168%    186%    141%

          *(Source: Average of Standard and Poor's
                    U.S. Electric Companies (29 Companies))

   It is difficult to say with certainty why the market values Entergy's Common Stock as it does. To the extent that the market-to-book and price/earnings ratios for Entergy's Common Stock are under downward pressure, the reason relates, in one way or another, to uncertainties surrounding potential retail competition in Entergy's service territory and the prospect of a restructuring of Entergy's domestic utilities. Each of the five jurisdictions in which Entergy's domestic retail utility subsidiaries operate are engaged in processes that are leading or may lead to open access for retail electric supply sometime in the future. Implicit in these processes is the prospect that public utilities, including Entergy's utility subsidiaries, will have structures and financial characteristics that are significantly different from those of the past. All of these factors create uncertainty, which is reflected in the market's valuation of Entergy's Common Stock. In this respect, the market price of Entergy's Common Stock is behaving no differently than that of many other U.S. electric utility companies.

  As indicated above, Entergy's investments in Exempt Projects that have reached the operational stage are now contributing, and are expected in the future to continue contributing, to Entergy's consolidated net income. Therefore, Entergy believes that the market's assessment of Entergy's future growth and earnings potential, and hence the valuation of Entergy's Common Stock, will increasingly be influenced by Entergy's ability to augment its earnings from domestic utility operations with earnings from investments in Exempt Projects and other non-regulated businesses. For these and other reasons, Entergy believes it is important to enhancing shareholder value that it have the increased financial flexibility sought in this filing to invest in additional Exempt Projects as appropriate opportunities arise.

  (e) Entergy's dividend payout ratio (percentage of earnings paid out in dividends) over the past several years as compared with the average of the dividend payout ratios for 29 U.S. electric utilities included in Standard and Poor's utility index is indicated below:

                         1995    1996    1997    1998    1999
Entergy Payout Ratio (%) 85      98      175     50**    53
SPELEC*                  62      73       92     54      62

       *(Source: Average of Standard and Poor's
                 U.S. Electric Companies (29 Companies))

      **In the third quarter of 1998, Entergy reduced its Common
  Stock dividend from 45 cents per share to 30 cents per share.

      (f) The market's favorable assessment of the overall quality of Entergy's portfolio of Exempt Projects is further demonstrated by the success that Entergy has had in obtaining non-recourse debt to finance the acquisition and ownership of these projects. For example, in connection with the Saltend Cogen and Damhead Creek projects, EWO was able to arrange non-recourse debt financings in an aggregate principal amount of approximately $1.7 billion through credit facilities with various international lenders. The debt issued under such credit facilities is secured solely by the respective assets of Saltend Cogen and Damhead Creek projects, and is not guaranteed by, or otherwise recourse to, Entergy or any of the System operating companies.

    (g) As indicated in Item 1 above, none of the conditions described in paragraph (b) of Rule 53 is applicable. Specifically, (1) there has been no bankruptcy of any significant Entergy subsidiary company, (2) as previously noted, Entergy's average consolidated retained earnings for the four most recent quarterly periods have not decreased by 10% from the average for the preceding four quarterly periods, and (3) Entergy has never reported "operating losses" in any fiscal year attributable to its Exempt Projects in excess of 5% of consolidated retained earnings. No associate Exempt Project has ever defaulted under the terms of any financing document.

                            * * * * *

          (4) The proposed use of financing proceeds for investments in Exempt Projects in amounts which would cause Entergy's aggregate investment in Exempt Projects to not exceed 100% of Entergy's consolidated retained earnings should have no "adverse impact" on any of the System operating companies, their respective customers, or on the ability of the State Regulators to protect such companies or their customers.

     This conclusion is directly supported by, among other things, (1) analyses of the System operating companies' financial condition (including the ability of the System operating companies to issue senior securities), (2) the lack of any present or anticipated need of any of the System operating companies for equity capital from Entergy, (3) the existing structural and other safeguards against adverse effects of Entergy's investments in Exempt Projects, including the authority of Entergy's State Regulators to protect the System operating companies and their customers from any such adverse effects,<FN20> and
(4) Entergy's continuing compliance with other applicable requirements of Rule 53(a).

     (a) As shown below, the debt (including short-term debt) ratios of the System operating companies for the past five years have generally been, and should continue to be, consistent with the industry average for BBB rated electric utilities (which was 52% as of the end of 1999).

Debt as % of         1995     1996     1997     1998     1999
Capitalization

Entergy Arkansas     52.7     52.3     52.4     50.8     51.4
Entergy Gulf States  55.2     52.9     51.4     49.8     49.9
Entergy Louisiana    50.6     51.0     50.7     50.0     51.0
Entergy Mississippi  50.3     49.8     49.3     49.5     51.9
Entergy New Orleans  53.0     52.6     52.7     51.9     54.6

     *(Source: BBB industry average from Moody's Investors
               Service Electric Utility Sourcebook,
               October 1999)

     Debt levels of each of the System operating companies generally are projected to remain stable or decline over the next several years. The reduction in debt levels in recent years is attributable largely to redemptions and retirements of senior debt using funds derived from excess cash flow.

     (b) Moreover, additional investments by Entergy in Exempt Projects will not have any negative impact on the System operating companies' ability to fund operations and growth. Over the past 10 years, the System operating companies have funded substantially all of their construction expenditures from internally generated funds and from sales of senior securities and other borrowings. The last significant equity infusion by Entergy in any of the System operating companies was made in 1992 (approximately $25 million to Entergy Mississippi). Entergy does not anticipate that it will need to make any additional equity investment in any System operating company for at least the next three years.

     System operating companies - Construction Expenditures:

          Actual (1995-1999) and projected (2000-2002)
     expenditures, net of Allowance for Funds Used During
     Construction ($ million):

1995    1996    1997    1998     1999    2000    2001     2002
570     508     417      544      738    1054    893      734


          Percent internally generated:

          1995     1996     1997      1998     1999
          247%     251%     347%      322%     177%


     The System operating companies' ability to issue debt and equity securities in the future depends upon earnings coverages at the time such securities are issued. Each of the System operating companies must comply with certain coverage requirements designated in their mortgage bond indentures. The earnings coverages of the System operating companies are all currently at levels sufficient to enable such companies to issue securities in amounts necessary to meet their projected financing requirements, and over the near term, such coverages are expected to remain at levels sufficient for such financing requirements.

     The following table shows the senior debt securities ratings of each of the System operating companies over the previous five years:

Senior Debt Ratings:   1995    1996    1997    1998    1999
Entergy Arkansas       BBB     BBB     BBB+    BBB+    BBB+
Entergy Gulf States    BBB-    BBB-    BBB-    BBB-    BBB-
Entergy Louisiana      BBB     BBB     BBB     BBB     BBB
Entergy Mississippi    BBB     BBB     BBB+    BBB+    BBB+
Entergy New Orleans    BBB     BBB     BBB     BBB     BBB

     The senior securities of each of the System operating companies are presently rated BBB+, BBB-, BBB, BBB+, and BBB for Entergy Arkansas, Entergy Gulf States, Entergy Louisiana, Entergy Mississippi and Entergy New Orleans, respectively, by Standard & Poor's Ratings Group. The System operating companies continue to show financial statistics on various performance measures used by the rating agencies ( e.g., pre-tax interest coverage, debt ratio, funds from operations to debt, funds from operations interest coverage, and net cash flow to capital expenditures) consistent with similarly rated companies in the industry. In addition, Entergy believes that its investments in Exempt Projects have not adversely affected the senior debt ratings of the System operating companies.

     (c) There is no evidence indicating that any of the State Regulators have been, or will be, unable to protect the System operating companies or their customers from any adverse effects resulting from Entergy's investments in Exempt Projects. In addition, all of Entergy's investments in Exempt Projects are strictly segregated from the System operating companies. In particular, as discussed above, the financing arrangements used for Entergy's Exempt Projects are carefully structured to fully insulate the System operating companies from the direct effects of any losses that may be incurred in connection with such projects. No System operating company owes indebtedness, has extended credit, or has sold or pledged its assets, directly or indirectly, to any Exempt Project, and the indebtedness of the Exempt Projects is not recourse to any System operating company. Entergy further represents that, in connection with any existing or future investments in Exempt Projects, no System operating company will, directly or indirectly, sell or pledge any of its assets or incur any indebtedness to or for the benefit of an Exempt Project. Therefore, there is no possibility that the System operating companies would have any liability with respect to Entergy's investments in Exempt Projects.

     As a practical matter, it may not be feasible to insulate the System operating companies from a potential increase in the cost of capital that could result from a major loss in connection with Entergy's investments in Exempt Projects. However, in the event that any investments in Exempt Projects were to have indirect adverse effects on the System operating companies' cost of capital, Entergy's State Regulators have the authority and the means to prevent any increased capital costs from being passed on to the ratepayers of such companies. For example, the State Regulators can fix the cost of capital for purposes of setting the retail rates of electric utilities subject to their jurisdiction by comparison with selected groups of domestic utilities, which exclude any utilities with adverse capital cost impacts due to investments in Exempt Projects. In addition, Entergy and its affiliates have been subjected to extensive audits by the FERC, the Commission and the State Regulators. These audits have not led to findings that the System operating companies cross-subsidize Exempt Projects. Furthermore, Entergy represents herein, and commits to each of its State Regulators, that Entergy will not seek recovery through rates to the System operating companies' customers for any possible losses that Entergy may sustain on investments in Exempt Projects or for inadequate returns on such investments.

     (d) Entergy has complied and will continue to comply with the requirements of Rule 53(a)(2) (regarding the preparation and availability of books and records and financial reports for Exempt Projects), and the limitations in Rule 53(a)(3) (regarding the use of System operating company employees in connection with providing services to Exempt Projects).

     Entergy's need for the support of personnel provided by the System operating companies in connection with Exempt Projects has been, and is projected to remain, minimal. The vast majority of the operational employees of the Exempt Projects are hired or contracted locally, even where an Entergy affiliate is the project operator. Moreover, project development, management and home office support functions for the Exempt Projects are largely performed by Entergy's non-utility affiliates and by outside consultants. The increased levels of investment in Exempt Projects proposed herein are not expected to have any significant impact on the level of utilization of System operating company employees. Entergy further represents that the System operating companies have not increased, and will not increase, staffing levels or acquire other resources to support the operations of Exempt Projects.

     For all of the foregoing reasons, Entergy believes that, on the basis of the information set forth herein, and consistent with similar authorizations previously granted by the Commission, the Commission should make the requisite findings under Rule 53(c) and grant Entergy's request for a modification of the condition set forth in Rule 53(a)(1)."

                           SIGNATURES

     Pursuant to the requirements of the Public Utility Holding
Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

                              ENTERGY CORPORATION



                              By:  /s/ Steven C. McNeal
                                     Steven C. McNeal
                                     Vice President and Treasurer


Dated:  June 13, 2000

_______________________________
<FN1>  The terms "aggregate investment" and "consolidated retained earnings" are used in this Application-Declaration as defined in Rule 53(a)(1) under the Act.

<FN2>  Although Entergy Arkansas is subject to retail rate regulation by the Tennessee Public Service Commission with respect to retail service provided by Entergy Arkansas to less than 100 customers in southwestern Tennessee, Entergy Arkansas' revenues from such service are immaterial, accounting for less than 1% of its total operating revenues.

<FN3>  Pursuant to a Commission order dated June 22, 1999 (the "June
       1999 Order" ), Entergy Enterprises and other non-utility subsidiaries of Entergy are currently authorized, among other things, (1) to conduct development activities with respect to potential investments by Entergy in Exempt Projects and other non-utility businesses, (2) to provide management and administrative support services to certain associate companies, (3) to market intellectual property developed by other System companies, and (4) to provide consulting services to certain associate companies and to non-associate companies, primarily in the areas of power generation, transmission and distribution and ancillary operations.

<FN4>  Entergy's aggregate investment in EPDC primarily represents capitalized development costs and proceeds from the sale of interests in other FUCOs.

<FN5>  As of December 31, 1999, the indebtedness outstanding under these credit arrangements was approximately $120 million.

<FN6>  Guarantees may also be provided for Entergy's other
       non-utility investments.

<FN7>  The Treasurer's Department has responsibility to review, analyze and compare the costs of such instruments and the perceived interest rate risk, to approve the purchase of such instruments when the costs associated with such perceived risk exceed the costs associated with such instruments, and generally to monitor the use of such instruments in connection with Entergy's Exempt Projects.

<FN8>  In addition, back-up guarantees or other undertakings by a foreign central government may be available to ensure that the United States dollar payments due under an off-take contract are actually made available by the central bank or ministry of finance.

<FN9>  Entergy has committed to State and local regulators under settlement arrangements entered into in 1992 and in conjunction with this Application-Declaration to give first priority in the allocation of resources to the capital requirements of the System operating companies.

<FN10> As discussed below, none of the conditions specified in Rule
       53(b) is applicable.

<FN11> See HCAR No. 26501 (April 1, 1996).

<FN12> See HCAR No. 26653 (January 24, 1997).

<FN13> See HCAR No. 26779 (November 17, 1997).

<FN14> See HCAR No. 26848 (March 23, 1998).

<FN15> See HCAR No. 26864 (April 27, 1998).

<FN16> See HCAR No. 26982 (February 26, 1999).

<FN17> Specifically, the respective percentages for Southern (as of
       December 31, 1995) were 16.3%, 15.4%, 11.0% and 20.4%, for CSW
       (as of June 30, 1995) were 23%, 23%, 14% and 31%, for GPU (as of June 30, 1997) were 24.9%, 34.2%, 19.4% and 49.8%, for
       Cinergy (as of March 31, 1997) were 16%, 16%, 11% and 19%, for AEP (as of September 30, 1997) were 16%, 13.8%, 9.8% and 18.5%, and for NCE (as of September 30, 1998) were 13.7%, 11.8%, 9.1% and 12.5%.

<FN18> Entergy's consolidated retained earnings grew during this period notwithstanding a decrease of approximately $184 million in Entergy's consolidated retained earnings during 1997 due to regulatory developments in Texas affecting Entergy Gulf States and the recording in July 1997 of the U.K.
       windfall profits tax imposed on London Electricity plc.

<FN19> The consolidated capitalization ratios provided herein include non-recourse debt that is consolidated for financial reporting purposes.

<FN20> To provide additional assurances in this regard to the
       Commission, Entergy requested each State Regulator to provide a letter certifying to the Commission that it will exercise its authority under relevant state law to protect ratepayers from any such adverse effects.
       In conjunction with these letters, Entergy has agreed to various conditions that enhance the ability of the State Regulators to protect consumers. For example, Entergy has agreed with the PUCT to comply with PUCT regulations that provide, among other things, for the filing of periodic reports concerning Entergy's existing and proposed investments
       in Exempt Projects.   In addition, Entergy, Entergy Arkansas
       and the APSC have entered into a Stipulation and Agreement containing a number of mechanisms designed to shield Arkansas ratepayers from increased capital costs associated with
       Entergy's Exempt Projects.   Entergy also has executed a
       revised Settlement Agreement with the CNO and the MPSC, replacing a 1992 settlement agreement with such commissions, that includes access to books and records, audit rights, use of internal controls regarding cost allocation, transfer pricing requirements, and other provisions to protect CNO and MPSC jurisdictional customers from adverse consequences of Entergy's increased investments in Exempt Projects. Finally, the LPSC continues to benefit from "affiliate interest conditions" adopted in 1993 that contain provisions substantially similar to the revised settlements between Entergy, the CNO and the MPSC. Reference is hereby made to Exhibits B-1 through B-5 for further information concerning these conditions.